02028280

25 March 2002

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

SEC MAIL PROCESSING RECEIVED APR 04 2002 366 SECTION

Attention — Office of International Corporate Finance, Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones – Half Year results
ASX Release package and Media Release

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

PROCESSED
APR 19 2002
THOMSON FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

dw 4/8

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX RELEASE
FOR IMMEDIATE RELEASE

25 March 2002

DAVID JONES LIMITED 2001- 2002 HALF YEAR RESULT

David Jones Limited ('David Jones') today announced a core business (retail and credit) Earnings Before Interest and Tax result of $49.3m for the 26 weeks ended 26 January 2002, a 37.3% increase on the corresponding period (2001: $35.9m). As previously announced Group sales for the half-year increased by 5.7% to $879.1m (2001: $831.6m).

Group EBIT of $42.9m (2001: $42.8m) is +0.2% on the previous year which included significant items. Net Profit for the group at $27.0m (2001: $30.3m) reflected a decrease of 10.9% on the corresponding period which benefited from both the one off proceeds of the sale and leaseback of the Sydney and Melbourne CBD properties and its flow on temporary reduction of the group's taxation rate.

A summary of the profit shows:

	LAST YEAR 2000/2001 $M	THIS YEAR 2001/2002 $M	% Change
Sales	831.6	879.1	+ 5.7
Earnings Before Interest & Tax			
Contribution From			
- Retail	31.3	43.1	
- Credit	4.6	6.2	
	35.9	**49.3**	+37.3
- Property	3.6	1.3	
	39.5	**50.6**	+28.1
Significant Items			
- Sale of Assets	8.8	-	
- New Businesses	(5.5)	(7.7)	
Earnings Before Interest and Tax	**42.8**	**42.9**	+ 0.2
Less			
- Interest Expense	(8.1)	(4.2)	
Operating Profit Before Income Tax	**34.7**	**38.7**	+11.5
Less			
- Income Tax	(4.4)	(11.7)	
Operating Profit After Income Tax	**30.3**	**27.0**	-10.9

Note that at the 1st Half results 2000/01 retail contribution to EBIT was stated as $32.8m which included the proceeds of the sale of the Adelaide property of $1.5m.This number has been reclassified as per the FY 2000/01 results which included the sale of the Adelaide property under sale of assets rather than retail.

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2001 Australia Telephone 02 9266 5544

CORE RETAIL BUSINESS

Sales for the core business increased 3.8% to $858.3m (2001: $827.2m). The core business has performed well in a highly competitive environment characterised by an unusually high level of discounting activity in the general market. David Jones chose to selectively respond to this activity in keeping with our market positioning thereby minimising the effect on profitability whilst still modestly growing market share for the half.

	LAST YEAR 2000/2001 $M	% of Sales	THIS YEAR 2001/2002 $M	% of Sales
Sales Core Business	827.2		858.3	
Gross Profit	305.0	36.9	312.3	36.4
Selling General & Administration Expense*	273.7	33.1	269.2	31.4
EBIT – Core Business	**31.3**	**3.8**	**43.1**	**5.0**

* SG&A figures for FY 00/01 exclude the impact of asset sales. In late 2001 David Jones Limited outsourced the operation of its in house restaurants and cafes to Eurest (Australia) Pty Ltd. This initiative is profit positive, and we have adjusted the split between gross profit and SG&A in both years to reflect this change.

Gross profit for the year was slightly lower in percentage terms largely due to the cost of responding to competitive discounting activity. The shrinkage reduction program once again produced outstanding results. Shrinkage is now at sustainable benchmark levels. Inventory levels are clean and well managed. There was a slight increase in inventory due to the opening of new stores and the growth generally in sales. Aged stock remains around our internal benchmark of 5%.

There has been considerable progress in reducing the group's cost base with SG&A decreasing to 31.4% of sales (2001: 33.1%). The business improvement program known as "Securing Our Future" is proceeding to plan.

In line with our transition plans the group rebadged the four major Aherns stores in Western Australia as David Jones at the end of February. The rebadging coupled with the completion of the Hay Street works in the Perth CBD later this year, will drive a further increase in sales and a strengthening of our brand presence in Perth.

CREDIT

David Jones credit card operations EBIT increased by 35% to $6.2m (2001: $4.6m). This result reflects an increased focus on card management, targeted marketing to cardholders and its reduced funding and operations cost base.

Sales on the David Jones store card now comprise 43.1% of total sales for the Group (2001: 42.4%).

PROPERTY

EBIT from property fell from $3.6m to $1.3m due to the sale of the Sydney and Melbourne CBD properties in December 2000. The Queen Street store in the Brisbane CBD is the only property remaining on the balance sheet. As previously disclosed, an agreement exists to sell this property at a designated point within the planned redevelopment in financial year 2005.

NEW BUSINESSES

Operating losses for the group's new businesses (Foodchain and David Jones Online) were $7.7m (2001: $5.5m). The corresponding period contained only 3 to 4 months of costs. It is expected that total operating losses from these businesses for the full year 2001/2002 will be roughly in line with those of last year (2001: $14.4m)

FOODCHAIN BY DAVID JONES

There are now 4 Foodchain by David Jones stores open. The most recent store opened in St Kilda (Melbourne) a few weeks ago and the launch phase for this store is progressing well.

As stated previously Foodchain has progressed from its concept development phase to its business refinement phase. As is typical with such a progression we are now concentrating on fine-tuning the cost base, systems and procedural aspects of the business and stores.

DAVID JONES ONLINE (davidjones.com.au)

Revenue is building steadily. The Online business had a strong Christmas period and the sale event was successfully introduced to Online for the first time. The site is now recognised as one of the best and most popular retail sites in Australia.

We remain on target to halve the 2000/2001 operating loss in the current financial year. The costs related to the acquisition of customers will continue to be reduced through greater leveraging of the core business. Costs are being managed downward with the business expected to be close to breakeven in FY2003.

INCOME TAX

As flagged at the full year results for 2000/2001 the group has returned to an effective tax charge in line with the standard corporate taxation rate (2002: $11.7m; 2001 $4.4m). The low taxation rate for the first half last year largely reflected the effect of non-assessable items related to the sale and leaseback.

CASHFLOW AND BALANCE SHEET

Cashflow from operations increased to $76.7m (2001: $25.1m) due primarily to improved profitability and an extension of the securitisation facility. The group's debt to equity ratio at the half was 9.3% (2001:15.2%).

DIVIDEND

The Directors have declared a dividend of 4 cents per share, payable on 6 May 2002. The dividend is fully franked.

ANNUAL REVIEW PROCESS

As part of David Jones regular three-year review process (as referred to in ASX release dated 20 February) we consider all key strategic and business issues, growth initiatives, capital expenditure and funding requirements with the overriding objective of improving returns to shareholders. This annual process encompasses all aspects of the company's operational and investment base. Changes emerging as a result of this year's review will be communicated to the market by the end of May.

OUTLOOK

Consumers continue to appear more confident than they were a year ago and this has been commented on generally in the media. How this translates into a long-term trend remains to be seen. David Jones is well positioned to take advantage of any upside and indeed has benefited from the market conditions since Christmas.

For further information please contact:

Peter Wilkinson	**Stephen Goddard**	**Jill Campbell**
Chief Executive	**Chief Financial Officer**	**General Manager Corporate Affairs**
(02) 9266 5730	**(02) 9266.5182**	**(02) 9266 5960**
		0412 047448
		jillcampbell@davidjones.com.au

DAVID JONES LIMITED

ABN 75 000 074 573

Half Year Report for the 26 weeks ended 26 January 2002

Announced: 25 March 2002

DIRECTORS' REPORT

The Directors present their report together with the financial statements of David Jones Limited ("the Company") and the consolidated accounts of the Economic Entity, being the Company and its controlled entities, for the 26 weeks ended 26 January 2002 and the auditors' review report thereon.

DIRECTORS

The Directors of the Company in office at the date of this report are:

Richard Warburton (Chairman)	Katie Lahey
Reginald Clairs AO	Elizabeth Nosworthy
John Coates AO	Robert Savage
John Harvey	Peter Wilkinson (Chief Executive)

Geoffrey Heeley resigned as a Director on 8 October 2001 and John Harvey was appointed a Director on that day. All the other Directors have been in office since the end of the last financial period.

PRINCIPAL ACTIVITIES

The principal activity of the Economic Entity during the course of the financial year was the operation of department stores. There were no significant changes in the nature of the principal activities of the Economic Entity during the course of the financial year.

CONSOLIDATED RESULTS

The consolidated net profit of the Economic Entity for the period was $27.0m after deducting income tax expense of $11.7m.

REVIEW OF OPERATIONS

David Jones Limited net profit at $27.0m reflected a decrease of 10.9% on the corresponding period which benefited from both the direct proceeds of the sale and leaseback of the Sydney and Melbourne CBD properties and its flow on temporary effects on the group's taxation rate.

Core Business EBIT (retail and credit) increased 37.3% to $49.3m. Group EBIT for the 26 weeks ended 26 January 2002 was $42.9m, an increase of 0.2% compared to the same period last year which included substantial items.

Retail sales of $879.1m were 5.7% up on the comparable period last year.

A summary of the profit shows:

	LAST YEAR 2000/2001 $M	THIS YEAR 2001/2002 $M	% Change
Sales	831.6	879.1	+5.7
Earnings Before Interest & Tax			
Contribution From			
- Retail	31.3	43.1	
- Credit	4.6	6.2	
	35.9	**49.3**	+37.3
- Property	3.6	1.3	
	39.5	**50.6**	+28.1
Significant Items			
- Sale of Assets	8.8	-	
- New Businesses	(5.5)	(7.7)	
EARNINGS BEFORE INTEREST AND TAX	**42.8**	**42.9**	+ 0.2
Less			
- Interest Expense	(8.1)	(4.2)	
OPERATING PROFIT BEFORE INCOME TAX	**34.7**	**38.7**	+11.5
Less			
- Income Tax	(4.4)	(11.7)	
OPERATING PROFIT AFTER INCOME TAX	**30.3**	**27.0**	-10.9

* Note that at the 1st Half results 2000/01 retail contribution to EBIT was stated as $32.8m which included the proceeds of the sale of the Adelaide property of $1.5m.This number has been reclassified as per the FY 2000/01 results which included the sale of the Adelaide property under sale of assets rather than retail.

CORE RETAIL BUSINESS

Sales for the core business increased 3.8% to $858.3m (2001: $827.2m). The core business has performed well in a highly competitive environment characterised by an unusually high level of discounting activity in the general market. David Jones chose to selectively respond to this activity in keeping with our market positioning thereby minimising the effect on profitability whilst still modestly growing market share for the half.

	LAST YEAR 2000/2001 $M	% of Sales	THIS YEAR 2001/2002 $M	% of Sales
Sales Core Business	**827.2**		**858.3**	
Gross Profit	305.0	36.9	312.3	36.4
Selling General & Administration Expense*	273.7	33.1	269.2	31.4
EBIT – Core Business	**31.3**	**3.8**	**43.1**	**5.0**

* SG&A figures for FY 00/01 exclude the impact of asset sales. In late 2001 David Jones Limited outsourced the operation of its in house restaurants and cafes to Eurest (Australia) Pty Ltd. This initiative is profit positive, and we have adjusted the split between gross profit and SG&A in both years to reflect this change.

Gross profit for the year was slightly lower in percentage terms largely due to the cost of responding to competitive discounting activity. The shrinkage reduction program once again produced outstanding results. Shrinkage is now at sustainable benchmark levels. Inventory levels are clean and well managed. There was a slight increase in inventory due to the opening of new stores and the growth generally in sales. Aged stock remains around our internal benchmark of 5%.

There has been considerable progress in reducing the group's cost base with SG&A decreasing to 31.4% of sales (2001: 33.1%). The business improvement program known as "Securing Our Future" is proceeding to plan.

In line with our transition plans the group rebadged the four major Aherns stores in Western Australia as David Jones at the end of February. The rebadging coupled with the completion of the Hay Street works in the Perth CBD later this year, will drive a further increase in sales and a strengthening of our brand presence in Perth.

CREDIT

David Jones credit card operations EBIT increased by 35% to $6.2m (2001: $4.6m). This result reflects an increased focus on card management, targeted marketing to cardholders and its reduced funding and operations cost base.

Sales on the David Jones store card now comprise 43.1% of total sales for the Group (2001: 42.4%).

PROPERTY

EBIT from property fell from $3.6m to $1.3m due to the sale of the Sydney and Melbourne CBD properties in December 2000. The Queen Street store in the Brisbane CBD is the only property remaining on the balance sheet. As previously disclosed, an agreement exists to sell this property at a designated point within the planned redevelopment in financial year 2005.

NEW BUSINESSES

Operating losses for the group's new businesses (Foodchain and David Jones Online) were $7.7m (2001: $5.5m). The corresponding period contained only 3 to 4 months of costs. It is expected that total operating losses from these businesses for the full year 2001/2002 will be roughly in line with those of last year (2001: $14.4m)

FOODCHAIN BY DAVID JONES

There are now 4 Foodchain by David Jones stores open. The most recent store opened in St Kilda (Melbourne) a few weeks ago and the launch phase for this store is progressing well.

As stated previously Foodchain has progressed from its concept development phase to its business refinement phase. As is typical with such a progression we are now concentrating on fine-tuning the cost base, systems and procedural aspects of the business and stores.

DAVID JONES ONLINE (DAVIDJONES.COM.AU)

Revenue is building steadily. The Online business had a strong Christmas period and the sale event was successfully introduced to Online for the first time. The site is now recognised as one of the best and most popular retail sites in Australia.

We remain on target to halve the 2000/2001 operating loss in the current financial year. The costs related to the acquisition of customers will continue to be reduced through greater leveraging of the core business. Costs are being managed downward with the business expected to be close to breakeven in FY2003.

INCOME TAX

As flagged at the full year results for 2000/2001 the group has returned to an effective tax charge in line with the standard corporate taxation rate (2002: $11.7m; 2001 $4.4m). The low taxation rate for the first half last year largely reflected the effect of non-assessable items related to the sale and leaseback.

CASHFLOW AND BALANCE SHEET

Cashflow from operations increased to $76.7m (2001: $25.1m) due primarily to improved profitability and an extension of the securitisation facility. The group's debt to equity ratio at the half was 9.3% (2001:15.2%).

DIVIDEND

The Directors have declared a dividend of 4 cents per share, payable on 6 May 2002. The dividend is fully franked.

ANNUAL REVIEW PROCESS

As part of David Jones regular three-year review process (as referred to in ASX release dated 20 February) we consider all key strategic and business issues, growth initiatives, capital expenditure and funding requirements with the overriding objective of improving returns to shareholders. This annual process encompasses all aspects of the company's operational and investment base. Changes emerging as a result of this year's review will be communicated to the market by the end of May.

OUTLOOK

Consumers continue to appear more confident than they were a year ago and this has been commented on generally in the media. How this translates into a long-term trend remains to be seen. David Jones is well positioned to take advantage of any upside and indeed has benefited from the market conditions since Christmas.

ROUNDING OFF

The Company is of a kind referred to in Class Order 98/0100 and accordingly the financial statements have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Directors

L P Wilkinson
Director

Sydney, 25 March 2002

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

DAVID JONES LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
75 000 074 573	✓		26 JANUARY 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	~~up~~/down	14.5%	to	$903,971
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	~~up~~/down	10.5%	to	$27,970
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	~~up~~/down	10.9%	to	$27,034
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	–		
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	10.9%	to	$27,034

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	4¢	4¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4¢	4¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	5 April 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Condensed Statement of Financial Performance
Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	903,971	1,056,978
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(860,845)	(1,014,005)
1.3	Borrowing costs	(4,371)	(8,297)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**38,755**	**34,676**
1.6	Income tax on ordinary activities *(see note 4)*	(11,721)	(4,372)
1.7	**Profit (loss) from ordinary activities after tax**	**27,034**	**30,304**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**27,034**	**30,304**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**27,034**	**30,304**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	91,264	74,817
1.13	Net profit (loss) attributable to members *(item 1.11)*	27,034	30,304
1.14	Net transfers to and from reserves	-	19,902
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	(15,927)	(15,749)
1.17	**Retained profits (accumulated losses) at end of financial period**	**102,371**	**109,274**

Profit restated to exclude Amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	27,970	31,240
1.19	Less (plus) outside +equity interests	–	–
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	27,970	31,240

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	27,034	30,304
1.22	Less (plus) outside +equity interests	–	–
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**27,034**	**30,304**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Sales of goods	879,100	831,574
	Cost of sales	(561,299)	(523,546)
	Gross Profit	317,801	308,028
	Other Revenue:		
	- Sales of property, plant & equipment	270	203,626
	- Interest	160	163
	- Others	24,441	21,615
		24,871	225,404
	Expenses:		
	- Net book value of property, plant & equipment sold	(507)	(194,824)
	- Employee expenses	(143,771)	(143,013)
	- Occupancy	(66,158)	(62,104)
	- Depreciation and amortisation	(24,356)	(23,253)
	- Advertising and visual	(20,094)	(24,809)
	- Other expenses from ordinary activities	(44,660)	(42,456)
		(299,546)	(490,459)
	Profit from ordinary activities before borrowing costs	43,126	42,973
	Total Revenue from operating activities (refer 1.1)	903,971	1,056,978
	Total expenses (refer 1.2)	(860,845)	(1,014,005)
	Profit from ordinary activities before borrowing costs	43,126	42,973

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	936	–	–	936
2.2	Amortisation of other intangibles	–	–	–	–
2.3	**Total amortisation of intangibles**	936	–	–	936
2.4	Extraordinary items (details)	–	–	–	–
2.5	**Total extraordinary items**	–	–	–	–

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Condensed Statement of Financial Position

(Consolidated Balance Sheet)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash assets	13,218	11,550	25,174
4.2	Receivables	61,760	79,139	72,471
4.3	Investments	–	–	–
4.4	Inventories	290,644	287,298	283,432
4.5	Other (provide details if material)	8,502	9,904	12,471
4.6	**Total current assets**	374,124	**387,891**	**393,548**
	Non-current assets			
4.7	Receivables	1,236	–	–
4.8	Investments (equity accounted)	–	–	–
4.9	Other investments	–	–	–
4.10	Inventories	–	–	–
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	–	–	–
4.12	Development properties (+mining entities)	–	–	–
4.13	Other property, plant and equipment (net)	284,921	266,989	259,091
4.14	Intangibles (net)	14,988	15,924	16,861
4.15	Other – tax assets	16,992	14,917	12,661
	Other – deferred expenditure	1,612	1,822	1,959
4.16	**Total non-current assets**	**319,749**	**299,652**	**290,572**
4.17	**Total assets**	**693,873**	**687,543**	**684,120**
	Current liabilities			
4.18	Payables	173,269	166,331	167,208
4.19	Interest bearing liabilities	13,240	359	231
4.20	Provisions			
	- Income Tax	13,715	7,718	7,498
	- Other	33,987	33,982	34,137

This condensed statement of financial position should be read in conjunction with Note 3 Off Balance sheet Transactions.

+ See chapter 19 for defined terms.

4.22	**Total current liabilities**	**234,211**	**208,390**	**209,074**
	Non-current liabilities			
4.23	Payables	–	–	–
4.24	Interest bearing liabilities	26,220	61,422	39,559
4.25	Provisions	11,291	11,166	10,926
4.26	Other – tax liabilities	300	288	274
4.27	**Total non-current liabilities**	**37,811**	**72,876**	**50,759**
4.28	**Total liabilities**	**272,022**	**281,266**	**259,833**
4.29	**Net assets**	**421,851**	**406,277**	**424,287**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	319,480	315,013	315,013
4.31	Reserves	–	–	–
4.32	Retained profits (accumulated losses)	102,371	91,264	109,274
4.33	**Equity attributable to members of the parent entity**	**421,851**	**406,277**	**424,287**
4.34	Outside +equity interests in controlled entities	–	–	–
4.35	**Total equity**	**421,851**	**406,277**	**424,287**
4.36	Preference capital included as part of 4.33	–	–	–

This condensed statement of financial position should be read in conjunction with Note 3 Off Balance sheet Transactions.

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	–	–
5.2	Expenditure incurred during current period	–	–
5.3	Expenditure written off during current period	–	–
5.4	Acquisitions, disposals, revaluation increments, etc.	–	–

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	–	–
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	–	–

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	–	–
6.2	Expenditure incurred during current period	–	–
6.3	Expenditure transferred from exploration and evaluation	–	–
6.4	Expenditure written off during current period	–	–
6.5	Acquisitions, disposals, revaluation increments, etc.	–	–
6.6	Expenditure transferred to mine properties	–	–
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	–	–

Condensed Statement of Cash Flows

(Consolidated Statement of Cash Flows)

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	896,003	849,287
7.2	Payments to suppliers and employees	(816,976)	(798,251)
7.3	Dividends received from associates	–	–
7.4	Other dividends received	–	–
7.5	Interest and other items of similar nature received	159	163
7.6	Interest and other costs of finance paid	(3,459)	(8,297)
7.7	Income taxes paid	948	(17,782)
7.8	Other (provide details if material)	–	–
7.9	**Net operating cash flows**	**76,675**	**25,120**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(41,543)	(49,748)
7.11	Proceeds from sale of property, plant and equipment	270	203,626
7.12	Payment for purchases of equity investments	–	–

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	–	–
7.14	Loans to other entities	–	–
7.15	Loans repaid by other entities	–	–
7.16	Other (provide details if material)	47	13
7.17	**Net investing cash flows**	**(41,226)**	**153,891**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	4,467	–
7.19	Proceeds from borrowings	–	–
7.20	Repayment of borrowings	(22,321)	(151,153)
7.21	Dividends paid	(15,927)	(15,749)
7.22	Other (provide details if material)	–	–
7.23	**Net financing cash flows**	**(33,781)**	**(166,902)**
7.24	**Net increase (decrease) in cash held**	**1,668**	**12,109**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	11,550	13,065
7.26	Exchange rate adjustments to item 7.25.	–	–
7.27	**Cash at end of period** *(see Reconciliation of cash)*	13,218	25,174

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	11,575	12,174
8.2	Deposits at call	1,643	13,000
8.3	Bank overdraft	–	–
8.4	Other (provide details)	–	–
8.5	**Total cash at end of period** *(item 7.27)*	**13,218**	**25,174**

+ See chapter 19 for defined terms.

14.3	Date to which the profit (loss) in item 14.2 has been calculated	–
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ –
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ –

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

See attached Statement

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	6 May 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 April 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year		¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	4¢	4¢	-
15.7	Previous year	4¢	4¢	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	15,927	15,749
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**15,927**	**15,749**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

A dividend reinvestment plan has operated since 14 September 2001.

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 April 2002

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current Period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	–	–	–	–
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	– –	– –	– –	– –
18.3	**+Ordinary securities**	398,162,869	398,162,869	–	–
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	4,448,189 –	4,448,189 –	– –	– –
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Unlisted Options for ordinary shares	3,000,000	–	1.45	31.03.02
	Unlisted Options for ordinary shares	3,090,000	–	1.57	17.12.03
	Unlisted Options for ordinary shares	5,305,000	–	1.4047	16.12.04
	Unlisted Options for ordinary shares	5,840,000	–	1.3280	16.01.06
		17,235,000			

+ See chapter 19 for defined terms.

				Exercise price	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period	–	–	–	–
18.10	Expired during current period (lapsed)				
	Unlisted Options for ordinary shares	160,000	–	1.57	17.12.03
	Unlisted Options for ordinary shares	285,000	–	1.4047	16.12.04
	Unlisted Options for ordinary shares	400,000	–	1.3973	16.12.04
	Unlisted Options for ordinary shares	275,000	–	1.3280	16.01.06
		1,120,000			
18.11	**Debentures** *(totals only)*	–	–		
18.12	**Unsecured notes** *(totals only)*	–	–		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

See attached statement

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Current interim dividend is franked. The company will have approximately $34.6 million of franking credits (at 30%) from existing franking credits and franking credits which would arise from the payment of income tax in this financial year to pay franked dividends (including the current interim dividend).

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

See above

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	–
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	–

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Note 1. Basis of Accounts Preparation

These general purpose consolidated financial statements have been prepared for the half-year ended 26 January 2002 in accordance with the requirements of the Corporations Act 2001. Australian Accounting Standard AASB 1029 "*Interim Financial Reporting*" and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 28 July 2001 Annual Report and any public announcements made by David Jones Limited and its controlled entities during the interim reporting period in accordance with the continuous disclosure obligations of the Corporations Law and the Australian Stock Exchange. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

Note 2. Seasonal Factors

In normal circumstances the financial performance of the consolidated entity is better in the first-half of the financial year than the second-half owing to Christmas trading and post Christmas Clearance.

Note 3. Off Balance Sheet Transactions

The following transactions should be considered in understanding the financial position of the consolidated entity as at 26 January 2002.

(i) Sale & Leaseback Arrangement

The Consolidated Entity entered into a sale and leaseback arrangement with Deutsche Retail Infrastructure Trust ("DRIT") in November 2000 whereby the Elizabeth/Market Streets, Sydney, New South Wales and Bourke Street, Melbourne, Victoria properties were, in-substance, sold by granting a seventy-nine year Head Lease with DRIT. The Consolidated Entity then entered into an operating sublease in respect of these properties.

The Consolidated Entity received a non-refundable advance under a loan agreement of $201.85 million on inception of the transaction. The proceeds from this advance have been accounted for as proceeds on the in-substance sale with the transaction being recorded as a sale in the financial report for the fifty-two weeks ending 28 July 2001.

Legally, the Consolidated Entity has a recognised right to set-off the receivables ($201.85 million at inception) under the Head Lease and payables under the loan agreement ($201.85 million at inception) in order to settle on a net basis.

The operating leases are for an initial term of thirty years with:

1. base rentals calculated on floor space with a 2.5% per annum quarterly increase;

2. contingent rentals based on turnover, reviewed every five years, with a set upper and lower limit.

Deutsche Asset Management (Australia) Limited as responsible entity for the DRIT receives the greater of $100 million or 50% of the market value of the properties in year 79. Accordingly, an effectively guaranteed residual amount of $100 million may be payable in the year 2079 depending on the value of the properties at that time. There is a put and call option at year 79 pursuant to which Deutsche Bank AG is expected to acquire legal title to the properties. The Consolidated Entity is not required to repurchase the properties and there is no penalty imposed if it does not. The Consolidated Entity will recognise the future economic benefit under the put and call option as a non-current asset equivalent to the net present value of 50% of the market value of the properties at year 79 in its Statement of Financial Position.

Under the arrangement, the DRIT will provide funds to the Consolidated Entity for the refurbishment of the properties and a disruption allowance for reduction of rentals due to the impact of disruption for the duration of the refurbishment of the buildings.

The Consolidated Entity has entered into an agreement whereby pursuant to a put option which is only exercisable in remote circumstances (eg. payment default, demand under or cancellation of David Jones Limited's ("DJL") Syndicated Banking Facility Agreement and trigger events largely associated with DJL's insolvency) elements of DRIT's financing (bank debt and a high yield note issue totalling $146 million) could be put to DJL by the put option holder, CBD Retail Infrastructure (No. 2) Ltd. Equity Holders in DRIT take the primary risk of a fall in the improved value of the properties. The Consolidated Entity has an element of refinancing risk in the event of a significant fall in the value of the properties, which coincides largely with a DJL insolvency or credit event.

The Consolidated Entity has also entered into thirty year interest rate swap contracts associated with the sale and leaseback transaction. The estimated market values of the payables and receivables under the swaps at 26 January 2002 are $21.351 million and $12.339 million respectively (2001: $10.993 million and $2.863 million). These have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and outflows is recognised as an expense in the Statement of Financial Performance over the term of the swaps.

(ii) Securitisation of David Jones Card Receivables

Receivables from David Jones cardholders are sold to an unrelated third party, in which the Consolidated Entity has no ownership interest, under a Receivables Facility Agreement dated 22 June 1999 and amended on 23 November 2001.

The consolidated entity does not have the capacity to control the unrelated third party and accordingly does not consolidate this entity.

Receivables due from David Jones card holders as at 26 January 2002 that have been sold to the third party amount to $374.998 million (2001: $328.018 million) and of which $35.587 million (2001: $46.191 million) has been retained by the third party as over-collateralisation. This amount is included in current receivables in the Statement of Financial Position.

Collectability of the credit card receivables is reviewed on an ongoing basis and to the extent that recovery is doubtful, a provision for doubtful debts is recorded by the Consolidated Entity against the securitisation receivable.

The Consolidated Entity is entitled to the residual revenue arising from the underlying receivables after meeting the purchaser's cost of funds and expenses. The residual revenue is recorded in the Statement of Financial Performance as it is received and amounted to $10.751 million for the twenty-six weeks to 26 January 2002 (2001: $9.965 million).

In the current half year period, the Consolidated Entity increased the amount funded under the agreement (representing the amount of receivables sold to the purchaser less the amount retained as over-collateralisation) from approximately 86% to 91%.

Note 4. Contingent Liabilities and Contingent Assets:

	At end of Current Period 26 Jan 02 $A'000	At shown in last Annual Report 28 Jul 01 $A'000
The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information, which would lead them to believe that these liabilities have crystallised and consequently no provisions are included in the financial statements in respect of these matters.		
Employee Share Plan (refer Note (i))	179	68
Guarantees to third parties arising out of the normal course of business	717	753

(i) Employee Share Plan Shortfall

The Company via a Trustee has funded the acquisition of shares in the Company by its employees. An unrealised loss of $179,000 (based on a price of $1.23 per share) exists representing the difference between the loan by David Jones Limited to the Trustee and the recoverable amount of the shares at 26 January 2002. The contingent liability would only be realised if the shares are forfeited by employees (upon resignation) and if the shares are sold at a price below the average book value of $1.44 at 26 January 2002.

(ii) Sale and Leaseback

As disclosed in Note 3 (i) above, as part of the Sale and Leaseback Arrangement entered into in November 2000 for the Elizabeth & Market Streets, Sydney and Bourke Street, Melbourne properties the following contingent liabilities exist at balance date:

The Consolidated Entity has entered into an agreement whereby pursuant to a put option which is only exercisable in remote circumstances (e.g. payment default, demand or cancellation of David Jones Limited's syndicated Facility Agreement and trigger events largely associated with David Jones' Limited's insolvency) elements of the purchaser's financing (bank debt and high yield note issue of $146 million) could be put to the Consolidated Entity by the put option holder, CBD Retail Infrastructure (No. 2) Ltd.

Equity Holders in the Deutsche Retail Infrastructure Trust, the purchaser, take the primary risk of a fall in the improved value of the properties. The Consolidated Entity has an element of refinancing risk in the event of a significant fall in the value of the properties which coincides largely with David Jones Limited's insolvency or credit event.

David Jones Limited entered into thirty year interest rate swap contracts associated with the Sale & Leaseback transaction. The estimated market values of the payables and receivables under the swaps at 26 January 2002 are $21.351 million and $12.339 million respectively (2001: $10.993 million and $2.863 million). These have not been recognised in the Statement of Financial Position. The difference between the net cash inflows and inflows is recognised as an expense in the Statement of Financial performance over the term of the swaps.

David Jones Limited has effectively guaranteed the Deutsche Retail infrastructure Trust a residual amount of $100m payable in the year 2079.

(iii) Other Contingent Liabilities

A controlled entity David Jones Finance Pty Limited is the borrower under certain finance facilities. The borrowings of David Jones Finance Pty Limited are guaranteed by David Jones Limited and each of its controlled entities.

The Company and certain related parties are involved as defendants in legal matters in which the amount of claims cannot be reliably determined as at the date of this report. The matters are being defended and the Directors do not believe any material liability will result.

+ See chapter 19 for defined terms.

SEGMENT INFORMATION

Primary Reporting - Business Segments

2002 Half Year	Department Store $'000	New Business $'000	Credit $'000	Property $'000	Inter-Segment Eliminations $'000	Consolidated $'000
Segment Revenue	871,189	20,811	10,715	1,472	(1,472)	902,715
Unallocated Revenue						1,256
Revenue from Ordinary Activities						903,971
Segment Contribution	44,611	(7,701)	6,202	1,327	(1,472)	42,967
Unallocated Revenue less Unallocated Expenses						(4,212)
Profit before Tax						38,755
2001 Half Year						
Segment Revenue	837,949	4,425	9,965	208,899	(5,299)	1,055,939
Unallocated Revenue						1,039
Revenue from Ordinary Activities						1,056,978
Segment Contribution	38,108	(5,524)	4,637	10,888	(5,299)	42,810
Unallocated Revenue less Unallocated Expenses						(8,134)
Profit before Tax						34,676

Department stores segment comprises David Jones department stores and rack stores. New businesses segment comprises Foodchain by David Jones and David Jones Online. Credit segment comprises the David Jones Card (refer Note 3 (ii)). Property segment comprises the land and buildings owned by the consolidated entity. Rental costs are charged to the department stores segment and are eliminated on consolidation. The effect of the sale & leaseback transaction entered into in November 2001, referred to in Note 3(i) is reflected in the property segment revenue and segment contribution from 2001.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	⊕	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: ____________________ Date: 25 March 2002

Company Secretary

Print name: John A Simmonds

+ See chapter 19 for defined terms.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of David Jones Limited:

   a) the financial statements and the notes set out on pages 5 to 29 are drawn up so as to give a true and fair view of the results and cash flows for the 26 weeks ended 26 January 2002 and the state of affairs at 26 January 2002, of the Economic Entity;

   b) the financial statements and the notes have been made out in accordance with the Corporations Act 2001; and

   c) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable.

2. The financial statements and the notes have been made out in accordance with applicable Accounting Standards and Urgent Issues Group Consensus Views.

This declaration is made in accordance with a resolution of the Directors.

L P Wilkinson
Director

Sydney, 25 March 2002

INDEPENDENT REVIEW REPORT

To the Members of David Jones Limited:

Scope

We have reviewed the financial report of David Jones Limited for the twenty six weeks ended 26 January 2002 in the form of pages 5 to 30 of the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, but excluding the following sections:

(a) material factors affecting the revenues and expenses of the consolidated entity for the current period;
(b) compliance statement.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the twenty six weeks or from time to time during the twenty six weeks. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 "Interim Financial Reporting", other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the twenty six weeks financial report of David Jones Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 26 January 2002 and of its performance for the twenty six weeks ended on that date; and

  (ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

ARTHUR ANDERSEN
Chartered Accountants

CHRISTOPHER D. GEORGE
Partner

Sydney
25 March 2002

MEDIA RELEASE

25 March 2002
For Immediate Release

DAVID JONES LIMITED ANNOUNCES HALF YEAR RESULTS

⇒ **Strong core business result, driven by disciplined cost management and,**
⇒ **Strategic reaction to competitive activity**

David Jones Limited ('David Jones') today announced a core business (retail and credit) Earnings Before Interest and Tax result of $49.3 m for the 26 weeks ended 26 January 2002, a 37.3% increase on the corresponding period (2001: $35.9m). As previously announced Group sales for the half-year increased by 5.7% to $879.1m (2001: $831.6m).

Group EBIT of $42.9m (2001: $42.8m) is +0.2% on the previous year which included significant items. Net Profit for the group at $27.0m (2001: $30.3m) reflected a decrease of 10.9% on the corresponding period which benefited from both the one off proceeds of the sale and leaseback of the Sydney and Melbourne CBD properties and its flow on temporary reduction of the group's taxation rate.

David Jones Chief Executive Officer, Mr. Peter Wilkinson said, "This is a good performance achieved despite a period of unparalleled competitive activity in the market. Our core business performed well and we have made further progress on the groups cost base. We remained highly focused during the half, choosing to selectively respond to competitive pressures in order to minimise the effect on margins, maintaining a strategic stance consistent with our value proposition. The group has continued to gain market share."

CORE BUSINESS PERFORMANCE

- Strong performance from core business
- Strategic response to competitive activity minimises effect on profits and margins
- Disciplined cost management continues
- Good result from credit division

Gross profit for the year was slightly lower in percentage terms largely due to the cost of responding to competitive discounting activity. The shrinkage reduction program once again produced outstanding results. Shrinkage is now at sustainable benchmark levels. Inventory levels are clean and well managed. There was a slight increase in inventory due to the opening of new stores and the growth generally in sales. Aged stock remains around our internal benchmark of 5%.

There has been considerable progress in reducing the group's cost base with SG&A decreasing to 31.4% of sales (2001: 33.1%). The business improvement program known as "Securing Our Future" is proceeding to plan.

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2001 Australia **Telephone 02 9266 5544**

MEDIA RELEASE

25 March 2002
For Immediate Release

DAVID JONES LIMITED ANNOUNCES HALF YEAR RESULTS

⇒ **Strong core business result, driven by disciplined cost management and,**
⇒ **Strategic reaction to competitive activity**

David Jones Limited ('David Jones') today announced a core business (retail and credit) Earnings Before Interest and Tax result of $49.3 m for the 26 weeks ended 26 January 2002, a 37.3% increase on the corresponding period (2001: $35.9m). As previously announced Group sales for the half-year increased by 5.7% to $879.1m (2001: $831.6m).

Group EBIT of $42.9m (2001: $42.8m) is +0.2% on the previous year which included significant items. Net Profit for the group at $27.0m (2001: $30.3m) reflected a decrease of 10.9% on the corresponding period which benefited from both the one off proceeds of the sale and leaseback of the Sydney and Melbourne CBD properties and its flow on temporary reduction of the group's taxation rate.

David Jones Chief Executive Officer, Mr. Peter Wilkinson said, "This is a good performance achieved despite a period of unparalleled competitive activity in the market. Our core business performed well and we have made further progress on the groups cost base. We remained highly focused during the half, choosing to selectively respond to competitive pressures in order to minimise the effect on margins, maintaining a strategic stance consistent with our value proposition. The group has continued to gain market share."

CORE BUSINESS PERFORMANCE

- Strong performance from core business
- Strategic response to competitive activity minimises effect on profits and margins
- Disciplined cost management continues
- Good result from credit division

Gross profit for the year was slightly lower in percentage terms largely due to the cost of responding to competitive discounting activity. The shrinkage reduction program once again produced outstanding results. Shrinkage is now at sustainable benchmark levels. Inventory levels are clean and well managed. There was a slight increase in inventory due to the opening of new stores and the growth generally in sales. Aged stock remains around our internal benchmark of 5%.

There has been considerable progress in reducing the group's cost base with SG&A decreasing to 31.4% of sales (2001: 33.1%). The business improvement program known as "Securing Our Future" is proceeding to plan.

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2001 Australia Telephone 02 9266 5544

" In line with our transition plans the group rebadged the four major Aherns stores in Western Australia as David Jones at the end of February. The rebadging coupled with the completion of the Hay Street works in the Perth CBD later this year, will drive a further increase in sales and a strengthening of our brand presence in Perth", he said.

NEW BUSINESSES

Operating losses for the group's new businesses (Foodchain and David Jones Online) were $7.7m (2001: $5.5m). The corresponding period contained only 3 to 4 months of costs. It is expected that total operating losses from these businesses for the full year 2001/2002 will be roughly in line with those of last year (2001: $14.4m)

FOODCHAIN BY DAVID JONES

There are now 4 Foodchain by David Jones stores open. The most recent store opened in St Kilda (Melbourne) a few weeks ago and the launch phase for this store is progressing well.

As stated previously Foodchain has progressed from its concept development phase to its business refinement phase. As is typical with such a progression we are now concentrating on fine-tuning the cost base, systems and procedural aspects of the business and stores.

DAVID JONES ONLINE (davidjones.com.au)

Revenue is building steadily. The Online business had a strong Christmas period and the sale event was successfully introduced to Online for the first time. The site is now recognised as one of the best and most popular retail sites in Australia.

We remain on target to halve the 2000/2001 operating loss in the current financial year. The costs related to the acquisition of customers will continue to be reduced through greater leveraging of the core business. Costs are being managed downward with the business expected to be close to breakeven in FY2003.

INCOME TAX

As flagged at the full year results for 2000/2001 the group has returned to an effective tax charge in line with the standard corporate taxation rate (2002: $11.7m; 2001 $4.4m). The low taxation rate for the first half last year largely reflected the effect of non-assessable items related to the sale and leaseback.

DIVIDEND

The Directors have declared a dividend of 4 cents per share, payable on 6 May 2002. The dividend is fully franked.

OUTLOOK

"Consumers continue to appear more confident than they were a year ago which has been commented on widely in the media. How this translates into a long-term trend remains to be seen. David Jones is well positioned to take advantage of any upside and indeed has benefited from the market conditions since Christmas," Mr. Wilkinson said.

ENDS – note reference material follows

FOR FURTHER INFORMATION CONTACT

Jill Campbell - General Manager Corporate Affairs
David Jones Limited
02 9266 5960 / 0412 047 448
jillcampbell@davidjones.com.au

COPIES OF THIS RELEASE

Copies of this and all other announcements issued by David Jones are available on the Company website at davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.

FACT SHEET – First Half Financial Year 2001/2002

SUMMARY OF PROFIT (this table is the same as that which appears on the ASX release accompanying the full year profit result)

	LAST YEAR 2000/2001 $M	THIS YEAR 2001/2002 $M	% Change
Sales	831.6	879.1	+ 5.7
Earnings Before Interest & Tax			
Contribution From			
- Retail	31.3	43.1	
- Credit	4.6	6.2	
	35.9	**49.3**	+37.3
- Property	3.6	1.3	
	39.5	**50.6**	+28.1
Significant Items			
- Sale of Assets	8.8	-	
- New Businesses	(5.5)	(7.7)	
Earnings Before Interest and Tax	**42.8**	**42.9**	+ 0.2
Less			
- Interest Expense	(8.1)	(4.2)	
Operating Profit Before Income Tax	**34.7**	**38.7**	+11.5
Less			
- Income Tax	(4.4)	(11.7)	
Operating Profit After Income Tax	**30.3**	**27.0**	-10.9

* Note that at the 1st Half results 2000/01 retail contribution to EBIT was stated as $32.8m which included the proceeds of the sale of the Adelaide property of $1.5m.This number has been reclassified as per the FY 2000/01 results which included the sale of the Adelaide property under sale of assets rather than retail.